October 6, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

3 World Financial Center

New York, N.Y. 10281

Attention: Ms. Lauren Hamilton

Re:	Highland Income Fund (File No. 811-23268)

NexPoint Real Estate Strategies Fund (File No. 811-23129)

NexPoint Strategic Opportunities Fund (File No. 811-21869)

Ms. Hamilton:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to Highland Income Fund (“HFRO”), NexPoint Real Estate Strategies Fund (“NRESF”), and NexPoint Strategic Opportunities Fund (“NHF”, and together with HFRO and NRESF, each, a “Trust” and, collectively, the “Trusts”), and to SEI Investments Global Funds Services (“SEI”), the administrator to the Trusts, in telephone conversations on June 26, 2020 and July 1, 2020. The SEC staff (“Staff”) comments provided relate to the December 31, 2019 Annual Report filed for each Trust on Form N-CSR (each, a “Report”) and related filings of each Trust. SEI provides the Trusts with administrative and accounting services and submits these responses on behalf of the Trusts.

We have reproduced the substance of your comments below, followed by the responses by the applicable Trust.

HIGHLAND INCOME FUND (“HFRO”)

SEC Comment 1

We noted that the response under Item B.18 (Report on Internal Controls) of HFRO’s Form N-CEN filed on April 15, 2020 indicated that there were no material weaknesses noted on the independent public accountant’s report on internal controls, which is inconsistent with the language within the independent public accountant’s report filed as an attachment to the Form N-CEN stating that: “[c]ontrols over the application of fair value accounting with respect to the validation of fair value methodologies were not sufficiently designed to ensure the appropriateness of the fair value determinations reached for Level 3 real estate-related holdings.”

Further, in accordance with Item G.1, Instruction 3, of Form N-CEN, attachments to Form N-CEN that include an independent public accountant’s report that discloses a material weakness should include an indication by the Registrant of any corrective action taken or proposed. Please describe the root cause of the material weakness and what remediation occurred or is planned to ensure the internal controls are effective and also include a description of the quantitative and qualitative impact to the financial statements, if any. Please refile the Form N-CEN.

HFRO’s Response to Comment 1

The Form N-CEN will be updated with the below language to mirror the material weakness language reflected in the Form N-CSR filing. Also, Item B.18 on the Form N-CEN will be updated to reflect “Yes”. An additional control has been implemented in the review process and this has also been discussed further with the Trust’s administrator.

Within 90 days prior to the filing date of the Shareholder Report on Form N-CSR, Management carried out an evaluation of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures as of December 31, 2019. Based on such evaluation, the principal executive officer and principal financial officer concluded that the Registrant’s disclosure controls and procedures were not effective due to a material weakness relating to controls over the application of fair value accounting with respect to the validation of fair value methodologies. The controls were not sufficiently designed to ensure the appropriateness of the fair value determinations reached for Level 3 real estate-related holdings. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. While this material weakness did not result in a misstatement, it could result in a misstatement to the investment balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Management has developed a plan to remediate the material weakness described above. Management utilizes one or more independent valuation experts as part of its existing valuation process for Level 3 real estate-related holdings. Management will undertake additional review procedures by designating a member of the Valuation Committee of the Advisor to monitor and report to the Valuation Committee to ensure that for significant real estate-related holdings, fair values for such holdings are validated through one or more other valuation techniques that are acceptable under ASC 820.

SEC Comment 2

We noted that the audit opinion filed with HFRO’s Report on April 10, 2020 did not include the signature of the audit firm. Please refile this Report in order to include this information. In addition, please explain if HFRO has controls in place to prevent proofing errors with respect to the content and completeness of its audit reports.

HFRO’s Response to Comment 2

The annual report will be refiled with the audit firm signature added back. The Trust has controls in place to prevent proofing errors with respect to the content and completeness of its annual reports. These controls have now been enhanced and discussed further with the Trust’s printer.

SEC Comment 3

We noted that the Creek Pine Holdings, LLC (“Creek Pine”) position represents approximately 24% of HFRO in the latest Form N-PORT filing. Please supplementally explain how the Creek Pine position is valued, if fund management is on the board or is part of the governance structure of this entity, and if this entity is deemed to be a controlled entity. Also, please explain why this position is marked as Level 3 in the Form N-PORT for December 31, 2019 and is marked as Level 2 in the Form N-PORT for March 31, 2020.

HFRO’s Response to Comment 3

The Creek Pine position is marked as a Level 3 asset as of December 31, 2019 and March 31, 2020. Note the March 31, 2020 Schedule F (Schedule of Investments) filed within the Form N-PORT filing correctly labeled Creek Pine as a Level 3 asset (see Texmark Timber Trust, REIT aka Creek Pine – tickmark c). The March 31, 2020 Form N-PORT will be updated to mirror the Schedule F leveling. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F and Form N-PORT going forward. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

Creek Pine is currently valued using a discounted cash flow analysis based on projected future cash flows to the holding discounted to present value.

Fund management serves on the board of directors of Creek Pine (the “Board”). HFRO, NexPoint Strategic Opportunities Fund and NexPoint Real Estate Strategies Fund (the “Highland Partners”) are collectively entitled to appoint one director (the “Highland Director”) to the Board, which comprises seven directors. The current Highland Director is Mr. James Dondero.

Creek Pine is not deemed a controlled entity of HFRO. The Highland Partners are minority partners in a consortium of investors that own preferred equity in Creek Pine. The voting securities of Creek Pine are held by the common equity partner, which controls Creek Pine. HFRO is presumed not to control Creek Pine as it “does not own more than 25 per centum of the voting securities of [Creek Pine].” (See Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”)). With respect to matters brought before the Board, in most instances, the Highland Director is entitled to one (1) out of nine (9) potential votes and, in certain limited circumstances, the Highland Director is entitled to one (1) out of five (5) potential votes. Thus, in addition to owning less than 25% of the voting securities, HFRO lacks the general power to exercise a controlling influence over the management or policies of Creek Pine.

SEC Comment 4

With respect to the TerreStar Corporation (“TerreStar”) position, we noted that the position is marked as Level 1 in the Form N-PORT for period September 30, 2019, Level 3 in the Form N-PORT for period ended December 31, 2019, and Level 1 in the Form N-PORT for period ended March 31, 2020. Please ensure the correct information is reflected in the Form N-PORTs and refile as appropriate.

HFRO’s Response to Comment 4

The TerreStar position is a Level 3 asset as of September 30, 2019, December 31, 2019 and March 31, 2020. The September 30, 2019 and March 31, 2020 Schedule F (Schedule of Investments) attachment filed within the Form N-PORT filing correctly labelled Terrestar as a Level 3 asset (see tickmark b and c). The September 30, 2019 and March 31, 2020 Form N-PORTs will be updated to mirror the Schedule F leveling. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F and Form N-PORT. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

SEC Comment 5

Please tailor the “Senior Loan Risk” disclosure in the Notes to Financial Statements in HFRO’s Report to reflect how the expected discontinuation of LIBOR could affect HFRO’s specific investments, including how the transition to any successor rate could impact the liquidity and value for the investments that reference LIBOR. (See Staff Statement on LIBOR Transition, July 12, 2019)

HFRO’s Response to Comment 5

The following new risk disclosure will be added into Senior Loan Risk or as a standalone risk going forward.

The London Interbank Offered Rate (“LIBOR”) is the average offered rate for various maturities of short-term loans between major international banks who are members of the British Bankers Association. LIBOR is the most common benchmark interest rate index used to make adjustments to variable-rate loans. It is used throughout global banking and financial industries to determine interest rates for a variety of financial instruments (such as debt instruments and derivatives) and borrowing arrangements.

Due to manipulation allegations in 2012 and reduced activity in the financial markets that it measures, in July 2017, the Financial Conduct Authority (the “FCA”), the United Kingdom financial regulatory body, announced a desire to phase out the use of LIBOR by the end of 2021.

Although the period from the FCA announcement until the end of 2021 is generally expected to be enough time for market participants to transition to the use of a different benchmark for new securities and transactions, there remains uncertainty regarding the future utilization of LIBOR and the specific replacement rate or rates. As such, the potential effect of a transition away from LIBOR on the Trust or the financial instruments utilized by the Trust cannot yet be determined. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a change in (i) the value of certain instruments held by the Trust, (ii) the cost of temporary borrowing for the Trust, or (iii) the effectiveness of related Trust transactions such as hedges, as applicable. When LIBOR is discontinued, the LIBOR replacement rate may be lower than market expectations, which could have an adverse impact on the value of preferred and debt-securities with floating or fixed-to-floating rate coupons. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Trust. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.

SEC Comment 6

We noted that HFRO had significant loan investments. Please confirm whether any of the loans are covenant-lite loans, the extent of such covenant-lite loans, and if the relevant risks are adequately described in the prospectus.

HFRO’s Response to Comment 6

HFRO invests in covenant-lite loans. Going forward the Trust will add the following sentence to the Credit Risk section of Note 8 of the annual report and will add comparable disclosure to the prospectus:

Loans in which the Fund invests include covenant-lite loans, which carry more risk to the lender than traditional loans as they may contain fewer or less restrictive covenants on the borrower than traditionally included in loan documentation or may contain other borrower-friendly characteristics. The Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of certain covenant-lite loans and debt securities than its holdings of loans or securities with the usual covenants.

SEC Comment 7

We noted that the “variable or floating rate security” footnote in HFRO’s Report states that “[c]urrent LIBOR rates include 3 months equal to 1.91%.” Since some HFRO positions have reference rates other than this LIBOR rate, please include such other reference rates going forward in future Form N-CSR reports.

HFRO’s Response to Comment 7

As requested, HFRO will include the specific LIBOR or alternative rate used in the “variable or floating rate security” footnote in future Form N-CSR reports.

SEC Comment 8

The footnote reference for “Investments from unaffiliated issuers, at value” in the Consolidated Statement of Assets and Liabilities of HFRO’s Report is not defined. Please define it.

HFRO’s Response to Comment 8

As requested, HFRO will define the footnote reference for “Investments from unaffiliated issuers, at value” in future Form N-CSR reports.

SEC Comment 9

We noted that the Preliminary Prospectus Supplement filed on July 29, 2019 relating to the offering of HFRO’s Preferred Shares did not include “dividends on preferred shares” expense information in the fee table. We further noted that the Prospectus Supplement filed on July 30, 2019 did not include an updated fee table to reflect the addition of these expenses. Please explain why the fee table was not updated to reflect the “dividends on preferred shares” expenses.

HFRO’s Response to Comment 9

At the time the Prospectus Supplement was filed, the final overallotment option was not known. The Trust will update the fee table to reflect the preferred dividend rate.

SEC Comment 10

Please explain why the affiliates table included in HFRO’s Report has not been categorized by majority-owned subsidiaries, other controlled companies and other affiliates. (See Reg. S-X Section 12-14, footnote 1(a)) Please also confirm in your response whether HFRO has any other controlled affiliates.

HFRO’s Response to Comment 10

The affiliates table has been categorized by majority owned subsidiaries, other controlled companies, and other affiliates under Regulation S-X Section 12-14, FN 1(a). In the December 31, 2019 annual report’s affiliates table, the first sub-header of the table under the “Issuer” column states “Majority Owned, Not Consolidated” (see bold reference), and the second sub-header states “Other Affiliates” (see bold reference). As of December 31, 2019 no affiliates were categorized as “Other Controlled Companies.”

SEC Comment 11

We noted that Omnimax International, Inc. (“Omnimax”), Unsecured Term Loan is marked as an affiliated issuer in HFRO’s Report. However, it is not included in the affiliated issuers table. Please confirm compliance with Reg. S-X Section 12-14.

HFRO’s Response to Comment 11

HFRO confirms that it has complied with the requirements of Reg. S-X Section 12-14 with respect to the Omnimax term loan marked as an affiliated issuer. The affiliates table has the issuer detailed as Euramax (Omnimax is formerly known as Euramax). This will be updated and the Trust will ensure the issuer is listed consistently going forward.

SEC Comment 12

We noted that HFRO’s March 31, 2020 Fact Sheet includes the following disclosure: “On February 11, 2020, as part of the formation transaction for NexPoint Real Estate Finance (NYSE: NREF) (“NREF”), certain assets held in HFRO, valued at $46 million, were contributed in exchange for operating partnership units of NREF. The NREF Operating Partnership Units are convertible one-to-one for NREF Common shares and therefore are priced daily in HFRO using the NREF common share price.” We also noted that NREF represents 3.7% of HFRO’s portfolio as of March 31, 2020. Please explain why this transaction was not disclosed as a subsequent event in HFRO’s Report since the auditor’s report is signed as of April 10, 2020.

HFRO’s Response to Comment 12

The Registrant has reviewed the August 2018 Amendment to the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Concepts No. 8 (“Concepts Statement Amendment”) discussing relevance and materiality and will ensure that similar such positions are noted as subsequent events going forward.

SEC Comment 13

According to the Statement of Changes in New Assets in HFRO’s Report, HFRO had a return of capital distribution. Please confirm that there is no reference to yield or dividend when describing distribution that may contain return of capital distribution in HFRO’s marketing materials, financial statements disclosures and/or website disclosures, as those terms may be misinterpreted as income.

HFRO’s Response to Comment 13

HFRO confirms that there is no reference to yield or dividend when describing distribution that may contain return of capital distribution in HFRO’s marketing materials, financial statements disclosures except the press release that “Announces the Regular Monthly Dividend”. We have revised the monthly dividend press release to a monthly distribution press release. HFRO has complied with the shareholder notice requirements under Section 19(a) of the 1940 Act.

SEC Comment 14

We noted that the input value of the preferred stock in HFRO’s financial statements included a discounted rate of 11%. However, since there were two positions, should such input value be a range or were both positions discounted at 11%?

HFRO’s Response to Comment 14

There were two preferred stock positions. However, only one of the positions utilized a discount rate through a discounted cash flow analysis. As a result, the 11% relates solely to the one Level 3 preferred stock position. That position did not utilize a range.

SEC Comment 15

With respect to Item 8 of HFRO’s Report filed on April 10, 2020, we noted that Mark Okada is not listed as portfolio manager. Please confirm HFRO’s compliance with Rule 8b-16(b) under the 1940 Act.

HFRO’s Response to Comment 15

Consistent with Sections 202.05 and 202.06 of the NYSE Listed Company Manual, HFRO announced Mr. Okada’s retirement in a press release on September 30, 2019. This change in portfolio manager will be addressed in the refiled Form N-CSR in compliance with Rule 8b-16(b).

SEC Comment 16

Supplementally describe the mechanics of HFRO’s expedited settlement agreements. Please cite the applicable authoritative guidance for the accounting treatment as an expense of the Trust instead of an addition to investment cost.

HFRO’s Response to Comment 16

Under the Expedited Settlement Agreements, the Fund has the right to designate certain loans it sells to two major dealers in the floating rate loan market to settle on or prior to three days from the trade date in exchange for a quarterly fee. The Expedited Settlement Agreements are designed to reduce settlement times from the standard seven days to three days for eligible loans. The expedited settlement agreement is invoiced quarterly and allocated between several funds. The agreement has a minimum quarterly threshold fee. The exact fees are not known or directly expensed at the time of the transaction, which differs from standard investment costs. Therefore, HFRO treats this as a fund expense under ASC 420 – Exit or Disposal Cost Obligations. Fees incurred by HFRO on the expedited settlement agreements represent less than 0.01% of NAV as of December 31, 2019.

SEC Comment 17

Supplementally explain the discrepancies between the Level 3 investments identified in HFRO’s Report filed for the December 31, 2019 period and the Level 3 investments identified in the Form N-PORT filed for the December 31, 2019 period. Please describe the relevant inputs used for each level classification and explain any inconsistencies between the filings.

HFRO’s Response to Comment 17

See the related responses to HFRO Comments 3 and 4 above detailing the Form N-PORT level updates. The levels presented in the annual report, as well as the Form N-PORT Schedule F are correct. The Form N-PORT html file has inconsistent presentation with the other filings and will be updated. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F, Annual Reports, and the Form N-PORT. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

NEXPOINT STRATEGIC OPPORTUNITIES FUND (“NHF”)

SEC Comment 1

We noted that the audit opinion filed with NHF’s Report on April 10, 2020 did not include the signature of the audit firm. Please refile this Report in order to include this information. In addition, please explain if NHF has controls in place to prevent proofing errors with respect to the content and completeness of its audit reports.

NHF’s Response to Comment 1

The annual report will be refiled with the audit firm signature added back. NHF has controls in place to prevent proofing errors with respect to the content and completeness of its annual reports. These controls have now been enhanced and discussed further with the Trust’s financial printer.

SEC Comment 2

We noted that the response under Item B.18 (Report on Internal Controls) of NHF’s Form N-CEN filed on April 15, 2020 indicated that there were no material weaknesses noted in the independent public accountant’s report on internal controls, which is inconsistent with the language within the independent public accountant’s report filed as an attachment to the Form N-CEN stating that: “[c]ontrols over the application of fair value accounting with respect to the validation of fair value methodologies were not sufficiently designed to ensure the appropriateness of the fair value determinations reached for Level 3 real estate-related holdings.”

Further, in accordance with Item G.1, Instruction 3, of Form N-CEN, attachments to Form N-CEN that include an independent public accountant’s report that discloses a material weakness should include an indication by the Registrant of any corrective action taken or proposed. Please describe the root cause of the material weakness and what remediation occurred or is planned to ensure the internal controls are effective and, also, include a description of the quantitative and qualitative impact to the financial statements, if any. Please refile the Form N-CEN.

NHF’s Response to Comment 2

The Form N-CEN will be updated with the below language to mirror the material weakness language reflected in the Form N-CSR filing. Also, Item B.18 on the Form N-CEN will be updated to reflect “Yes”. An additional control will be implemented in the review process and this has also been discussed further with the Trust’s administrator.

Within 90 days prior to the filing date of the Shareholder Report on Form N-CSR, Management carried out an evaluation of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures as of December 31, 2019. Based on such evaluation, the principal executive officer and principal financial officer concluded that the Registrant’s disclosure controls and procedures were not effective due to a material weakness relating to controls over the application of fair value accounting with respect to the validation of fair value methodologies. The controls were not sufficiently designed to ensure the appropriateness of the fair value determinations reached for Level 3 real estate-related holdings. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. While this material weakness did not result in a misstatement, it could result in a misstatement to the investment balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Management has developed a plan to remediate the material weakness described above. Management utilizes one or more independent valuation experts as part of its existing valuation process for Level 3 real estate-related holdings. Management will undertake additional review procedures by designating a member of the Valuation Committee of the Adviser to monitor and report to the Valuation Committee to ensure that for significant real estate-related holdings, fair values for such holdings are validated through one or more other valuation techniques that are acceptable under ASC 820.”

SEC Comment 3

Please parenthetically show proceeds and short sales on the statement of assets and liabilities. (See AICPA’s Audit and Accounting Guide for Investment Company, Section 7.71)

NHF’s Response to Comment 3

As requested, NHF will parenthetically show proceeds and short sales on the statement of assets and liabilities in future Form N-CSR reports.

SEC Comment 4

Please explain what “Due to custodian” ($8.1 million as of December 31, 2019) and “Due to broker” ($23.6 million as of December 31, 2019) each mean under the Statement of Assets and Liabilities in NHF’s Report.

NHF’s Response to Comment 4

Regarding the “Due to custodian” balance, the Trust had an overdraft in its custody account as of December 31, 2019. This overdraft was subsequently repaid shortly after year-end. Regarding the “Due to broker” balance, the Trust had outstanding borrowed short sale proceeds from various prime brokerage accounts as of December 31, 2019.

SEC Comment 5

We noted the “no” response under Item B.23 of NHF’s Form N-CEN filed on April 15, 2020 as it relates to Rule 19a-1 notices; however, NHF’s financial statements indicate a return of capital distribution during the period. Please explain this inconsistency and refile as appropriate.

NHF’s Response to Comment 5

The Trust will refile to state “Yes” for Item B.23 of NHF’s Form N-CEN as of December 31, 2019, and have implemented additional controls with the Trust’s administrator to ensure accurate reporting going forward. NHF has complied with the shareholder notice requirements under Section 19(a) of the 1940 Act.

SEC Comment 6

According to the Statement of Changes in Net Assets in NHF’s Report, NHF had a return of capital distribution. Please confirm that there is no reference to yield or dividend when describing distribution that may contain return of capital distribution in NHF’s marketing materials, financial statements disclosures and/or website disclosures, as those terms may be misinterpreted as income.

NHF’s Response to Comment 6

The Trust has revised its fact sheet and dividend press releases to remove references to yield and dividend. NHF has complied with the shareholder notice requirements under Section 19(a) of the 1940 Act.

SEC Comment 7

We noted that NHF’s March 31, 2020 Fact Sheet included the following disclosure: “On February 11, 2020, as part of the formation transaction for NexPoint Real Estate Finance (NYSE: NREF), certain assets held in NHF, valued at $140 million, were contributed in exchange for operating partnership units of NREF valued at approximately $140 million at time of IPO. The NREF Operating Parternship Units are convertible one-to-one for NREF Common shares and therefore are priced daily in NHF using the NREF common share price.” Please explain why this transaction was not disclosed as a subsequent event in NHF’s Report since the auditor’s report is signed as of April 10, 2020.

NHF’s Response to Comment 7

The Registrant has reviewed the FASB Concepts Statement Amendment discussing relevance and materiality and will ensure that similar such positions are noted as subsequent events going forward. NRESF contributed approximately $1.8mm in assets for the NREF transaction.

SEC Comment 8

We noted that the balance sheet in NHF’s Report contains a “Restricted Cash – Futures” line item; however, the Statement of Cash Flows is footnoted to state that restricted cash consists of cash that has been segregated to cover NHF’s collateral or margin obligations under derivative contracts and that it is separately reported on the Statement of Assets and Liabilities as “Restricted Cash – Written Options.” Please explain this apparent inconsistency between the labeling. In addition, the Financial Statements state that cash held as collateral for futures contracts is shown on the Consolidated Statement of Assets and Liabilities as “Restricted Cash – Futures.” Please explain these discrepancies.

NHF’s Response to Comment 8

The full footnote should include references to both Restricted Cash line items. NHF will update the language going forward. The language will read going forward as follows:

Restricted cash consists of cash that has been segregated to cover the Portfolio’s collateral or margin obligations under derivative contracts. It is separately reported on the Statement of Assets and Liabilities as “Restricted Cash — Securities Sold Short, written options, and reverse repurchase agreements” as well as “Restricted Cash — Futures,” as applicable.

SEC Comment 9

Please explain why the “dividends and fees on securities sold short” ratio listed in the Financial Highlights is zero for the year ended December 31, 2019 when there are “dividends and fees on securities sold short” expenses in the amount of $187,964 shown in the Statement of Operations for the same period.

NHF’s Response to Comment 9

The Trust confirms that the “Dividends and fees on securities sold short” should have been presented as 0.02% for 2019, as opposed to 0.00%. This will be updated going forward.

SEC Comment 10

Please tailor the “Senior Loan Risk” disclosure in the Notes to Financial Statements in NHF’s Report to reflect how the expected discontinuation of LIBOR could affect NHF’s specific investments, including how the transition to any successor rate could impact the liquidity and value for the investments that reference LIBOR. (See Staff Statement on LIBOR Transition, July 12, 2019)

NHF’s Response to Comment 10

NHF will also make the changes described in response to HFRO Comment 5.

SEC Comment 11

We noted that agency collateralized mortgage obligations and collateralized loan obligations comprise about 20.9% and 3.9% of the Trust’s net assets, respectively. Please explain why structured finance risk was not included in the Notes to the Financial Statements.

NHF’s Response to Comment 11

The Trust will add the following “Structured Finance Securities Risk” going forward:

A portion of the Trust’s investments may consist of equipment trust certificates, collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations or similar instruments. Such structured finance securities are generally backed by an asset or a pool of assets, which serve as collateral. Depending on the type of security, the collateral may take the form of a portfolio of mortgage loans or bonds or other assets. The Trust and other investors in structured finance securities ultimately bear the credit risk of the underlying collateral. In some instances, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. The riskiest securities are the equity tranche, which bears the bulk of defaults from the bonds or loans serving as collateral, and thus may protect the other, more senior tranches from default. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. A senior tranche typically has higher ratings and lower yields than the underlying securities, and may be rated investment grade. Despite the protection from the equity tranche, other tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to previous defaults and the disappearance of protecting tranches, market anticipation of defaults and aversion to certain structured finance securities as a class.

SEC Comment 12

We noted that the input value of the preferred stock in NHF’s financial statements included a discounted rate of 11%. However, since there were two positions, should such input value be a range or were both positions discounted at 11%?

NHF’s Response to Comment 12

There were two preferred stock positions. However, only one of the positions utilized a discount rate through a discounted cash flow analysis. As a result, the 11% relates solely to the one Level 3 preferred stock position. That position did not utilize a range.

SEC Comment 13

We noted that Omnimax International, Inc., Unsecured Term Loan is marked as an affiliated issuer in NHF’s Report. However, it is not included in the affiliated issuers table. Please confirm compliance with Reg. S-X Section 12-14.

NHF’s Response to Comment 13

NHF confirms that it has complied with the requirements of Reg. S-X Section 12-14 with respect to the Omnimax term loan marked as an affiliated issuer. The affiliates table has the position detailed as Euramax (Omnimax is formerly known as Euramax). This will be updated and the Trust will ensure the issuer is listed consistently going forward.

SEC Comment 14

We noted that the Form N-PORT amendment filed on March 18, 2020 for the September 30, 2019 period marked the TerreStar position as within Level 1 of the fair value hierarchy. Please explain if this information is correct. We further noted that the TerreStar position was marked as Level 3 in the Form N-PORT for the December 31, 2019 period but was then marked as Level 1 in the Form N-PORT for the March 31, 2020 period. Please ensure these positions are appropriately marked across the complex and refile the Form N-PORTs as appropriate. Also, please explain the increase in the pricing of TerreStar from $277 (as of December 31, 2019) to $302 (as of March 31, 2020).

NHF’s Response to Comment 14

The position is a Level 3 asset as of September 30, 2019 December 31, 2019 and March 31, 2020. Note the September 30, 2019 and March 31, 2020 Schedule F (Schedule of Investments) filed within the Form N-PORT filing correctly labelled Terrestar as a Level 3 asset (see tickmark b). The September 30, 2019 and March 31, 2020 Form N-PORTs will be updated to mirror the Schedule F leveling. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F and the Form N-PORT. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

The increase in pricing for the position was primarily driven by increases to a legal outcome probability, which is an input to the fair value of the holding between December 31, 2019 and March 31, 2020.

SEC Comment 15

For the period ended December 31, 2017, we noted that the TerreStar position was priced at $312.18 in NHF’s Report but was priced at $312.34 in the semi-annual report of Highland Opportunistic Credit Fund, a series of Highland Funds I (“HOCF”). Can you please explain the pricing discrepancy? Please confirm if controls are in place to ensure consistent pricing across entities, or if any controls were breached in this process?

NHF’s Response to Comment 15

We agree that there is an immaterial mark difference on Terrestar common between the NHF annual report and the HOCF semi-annual report as of December 31, 2017. NHF (audited) has the mark correctly listed at $312.18, while HOCF (unaudited) has the mark slightly higher at $312.34. There are controls in place to ensure consistent pricing across entities, but this particular difference resulted in HOCF reflecting less than a $800.00 difference (less than 0.002% of NAV) in unaudited financials; therefore this particular update was waived.

SEC Comment 16

With respect to NHF’s Form N-CSR filed on April 10, 2020, we noted that Frank Waterhouse signed as Principal Accounting Officer and Principal Financial Officer and that James Dondero signed as President and Principal Executive Officer. Please explain why there were no certifications filed for Mr. Dondero and refile the Form N-CSR with the certifications as appropriate.

NHF’s Response to Comment 16

The Trust will refile NHF’s Form N-CSR with Mr. Dondero’s certifications included.

SEC Comment 17

Please supplementally explain how the Creek Pine position is valued, if fund management is on the board or is part of the governance structure of this entity, and if this entity is deemed to be a controlled entity. Also, please explain why this position is marked as Level 3 in the Form N-PORT for the December 31, 2019 period and is marked as Level 2 in the Form N-PORT for the March 31, 2020 period.

NHF’s Response to Comment 17

The Creek Pine position is a Level 3 assets as of December 31, 2019 and March 31, 2020. Note the March 31, 2020 Schedule F (Schedule of Investments) filed within the Form N-PORT filing correctly labeled Creek Pine as Level 3 (see Texmark Timber Trust, REIT aka Creek Pine – tickmark b). The March 31, 2020 Form N-PORT will be updated to mirror the Schedule F leveling. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F and the Form N-PORT going forward. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

Creek Pine is currently valued using a discounted cash flow analysis based on projected future cash flows to the holding discounted to present value.

Fund management serves on the board of directors of Creek Pine (the “Board”). NHF, Highland Income Fund and NexPoint Real Estate Strategies Fund (the “Highland Partners”) are collectively entitled to appoint one director (the “Highland Director”) to the Board, which comprises seven directors. The current Highland Director is Mr. James Dondero.

Creek Pine is not deemed a controlled entity of NHF. The Highland Partners are minority partners in a consortium of investors that own preferred equity in Creek Pine. The voting securities of Creek Pine are held by the common equity partner, which controls Creek Pine. NHF is presumed not to control Creek Pine as it “does not own more than 25 per centum of the voting securities of [Creek Pine].” (See Section 2(a)(9) of the Investment Company Act of 1940). With respect to matters brought before the Board, in most instances, the Highland Director is entitled to one (1) out of nine (9) potential votes and, in certain limited circumstances, the Highland Director is entitled to one (1) out of five (5) potential votes. Thus, in addition to owning less than 25% of the voting securities, NHF lacks the general power to exercise a controlling influence over the management or policies of Creek Pine.

NEXPOINT REAL ESTATE STRATEGIES FUND (“NRESF”)

SEC Comment 1

Please clearly indicate which class is being used in the line graph shown in the Portfolio Manager Commentary section.

NRESF’s Response to Comment 1

The line graph in the Growth of Hypothetical $10,000 Investment chart represents the A shares. NRESF will label clearly going forward.

SEC Comment 2

Please explain why the gross annualized expense ratios noted in the paragraph below the line graph in the Portfolio Manager Commentary section (i.e., Class A: 3.95%, Class C: 4.75%, Class Z: 3.76%) do not tie back to the expense ratios in the Financial Highlights. Going forward, please include disclosure to refer the reader to the financial highlights for the latest expense ratios in future Form N-CSR reports.

NRESF’s Response to Comment 2

This inconsistency was the result of human error. Going forward, NRESF will refer the reader to the financial highlights as opposed to detailing directly.

SEC Comment 3

Under the Top 10 Holdings chart in NRESF’s Report, we noted that the Creek Pine position represents 8.6% of NRESF’s net assets. Please explain why the position is not listed in the Schedule of Investments.

NRESF’s Response to Comment 3

As noted in the Form N-PORT disclosures, Creek Pine is also referred to as Texmark Timber Trust, REIT. The Trust undertakes to ensure this naming convention is consistent going forward.

SEC Comment 4

Please supplementally explain how the Creek Pine position is valued, if fund management is on the board or is part of the governance structure of this entity, and if this entity is deemed to be a controlled entity. Also, please explain why this position is marked as Level 3 in the Form N-PORT for December 31, 2019 but is marked as Level 2 in the Form N-PORT for March 31, 2020.

NRESF’s Response to Comment 4

The Creek Pine position is a Level 3 asset as of December 31, 2019 and March 31, 2020. Note the March 31, 2020 Schedule F (Schedule of Investments) filed within the Form N-PORT filing correctly labled Creek Pine as a Level 3 asset (see Texmark Timber Trust, REIT aka Creek Pine – tickmark d). The March 31, 2020 Form N-PORT will be updated to mirror the Schedule F leveling. Additional controls have been implemented to ensure the leveling is presented consistently between the Schedule F and Form N-PORT going forward. This has also been discussed further with the Trust’s administrator.

Going forward this process has been updated to reconcile the leveling data and investigate any discrepancies in order to conform leveling within Form N-PORT.

Creek Pine is currently valued using a discounted cash flow analysis based on projected future cash flows to the holding discounted to present value.

Fund management serves on the board of directors of Creek Pine (the “Board”). NRESF, NexPoint Strategic Opportunities Fund and Highland Income Fund (the “Highland Partners”) are collectively entitled to appoint one director (the “Highland Director”) to the Board, which comprises seven directors. The current Highland Director is Mr. James Dondero.

Creek Pine is not deemed a controlled entity of NRESF. The Highland Partners are minority partners in a consortium of investors that own preferred equity in Creek Pine. The voting securities of Creek Pine are held by the common equity partner, which controls Creek Pine. NRESF is presumed not to control Creek Pine as it “does not own more than 25 per centum of the voting securities of [Creek Pine].” (See Section 2(a)(9) of the Investment Company Act of 1940). With respect to matters brought before the Board, in most instances, the Highland Director is entitled to one (1) out of nine (9) potential votes and, in certain limited circumstances, the Highland Director is entitled to one (1) out of five (5) potential votes. Thus, in addition to owning less than 25% of the voting securities, NRESF lacks the general power to exercise a controlling influence over the management or policies of Creek Pine.

SEC Comment 5

We noted that NRESF’s March 31, 2020 Fact Sheet includes the following disclosure: “On February 11, 2020, as part of the formation transaction for NexPoint Real Estate Finance (NYSE: NREF), certain assets held in NRES were contributed in exchange for operating partnership units of NREF. The NREF Operating Partnership Units are convertible one-to-one for NREF Common shares and therefore are priced daily in NHF using the NREF common share price.” Please supplementally explain why this transaction was not disclosed as a subsequent event in NRESF’s Report since the auditor’s report is signed as of March 2, 2020.

NRESF’s Response to Comment 5

The Registrant has reviewed the FASB Concepts Statement Amendment discussing relevance and materiality and will ensure that similar such positions are noted as subsequent events going forward.

SEC Comment 6

We noted that the input value of the preferred stock in NREF’s financial statements included a discounted rate of 11%. However, since there were two positions, should such input value be a range or were both positions discounted at 11%?

NRESF’s Response to Comment 6

There were two preferred stock positions. However, only one of the positions utilized a discount rate through a discounted cash flow analysis. As a result, the 11% relates solely to the one Level 3 preferred stock position. That position did not utilize a range.

SEC Comment 7

Please include the terms of any collateral received or pledged pursuant to the master repurchase agreement described in the Notes to the Financial Statements NRESF’s Report. For example, please describe if the collateral is restricted or can be rehypothecated, resold or repledged? (See ASC 210-20-55-14)

NRESF’s Response to Comment 7

As requested, NRESF will include the aforementioned information relating to the collateral received or pledged pursuant to a master repurchase agreement in future Form N-CSRs.

SEC Comment 8

We noted the following language in the Notes to the Financial Statements of NRESF’s Report regarding recoupment of fees: “In consideration of the Investment Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Investment Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date of the reimbursement; and (2) the reimbursement may not be made if it would cause the Expense Limitation as of the time of waiver to be exceeded.” Please confirm that the recoupment is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap at the time of recapture. (See 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV-73); AICPA Investment Companies Expert Panel, March 1, 2012)

NRESF’s Response to Comment 8

NRESF confirms that recoupment under NRESF’s expense limitation agreement is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap at the time of recapture. NRESF will clarify this further going forward.

SEC Comment 9

We noted in the Notes to Financial Statements that the Trust discovered a NAV error in December 2019. Please supplementally describe the details behind the NAV error and any controls that were breached and whether the Trust considered if such an event has occurred in a prior period. In addition, please explain if any controls were implemented to prevent a reoccurrence and explain how the remedy detailed in the Financial Statements corrected the issue and whether such action was dilutive to shareholders.

NRESF’s Response to Comment 9

The NAV error related to paydowns on privately held loans. The paydowns were incorrectly booked as a reduction of principal and realized gains rather than a reduction in interest receivable for an interest component on the paydown. This resulted in an overstated NAV during the period. The Trust confirms that no controls were breached, but additional information should have been clarified upon entry. The process has been updated to provide additional interest component information to the administrator when it is manually processing paydowns. The event did not impact prior periods. The remedy detailed created additional shares to make harmed investors whole.

SEC Comment 10

We noted that NRESF indicated in its Form N-CEN filed on April 14, 2020 that it was not relying on any exemptive orders; however, NRESF is a closed-end fund with multiple share classes. Please confirm whether NRESF is relying on an exemptive order and refile the Form N-CEN as appropriate.

NRESF’s Response to Comment 10

NRESF confirms that it relies on the Multiple Share Class Order (File #812-13221; Investment Company Release No. 28908), which provides an exemption from Sections 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)(3) of the Act granting an exemption from rule 23c-3 under the Act and pursuant to section 17(d) of the Act and rule 17d-1 under the Act, that permits certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges. NRESF will note this exemptive order reliance on the refiled Form N-CEN.

SEC Comment 11

According to the Statement of Changes in New Assets in NRESF’s Report, NRESF had a return of capital distribution. Please confirm that there is no reference to yield or dividend when describing distribution that may contain return of capital distribution in NHF’s marketing materials, financial statements disclosures and/or website disclosures, as those terms may be misinterpreted as income. In addition, please confirm that NRESF has complied with the shareholder notice requirements regarding its return of capital pursuant to Section 19(a) of the 1940 Act. Lastly, please confirm if the “no” response to Item B.23 (relating to Rule 19a-1 shareholder notices) in the Form N-CEN filed on April 14, 2020 is accurate and refile the Form N-CEN as appropriate.

NRESF’s Response to Comment 11

NRESF confirms that there is no reference to yield or dividend when describing distribution that may contain return of capital distribution in NRESF’s marketing materials, financial statements disclosures or website disclosures. NRESF has complied with the shareholder notice requirements under Section 19(a) of the 1940 Act.

The Trust will refile to state “Yes” for Item B.23 of NRESF’s Form N-CEN as of December 31, 2019.

SEC Comment 12

We noted that Item D.8 (Management Fees) of NRESF’s Form N-CEN filed on April 14, 2020 indicated an advisory fee of 0.80% of net assets, but that the Notes to Financial Statements of NRESF’s Report indicated an advisory fee of 1.25% of NRESF’s “Daily Gross Assets.” Please explain the discrepancy. In addition, Item D.9 (Net Annual Operating Expense) of NRESF’s Form N-CEN indicated that NRESF’s net annual operating expenses were 0.025. Please show these expenses in Items D.8 and D.9 as a percentage of net assets.

NRESF’s Response to Comment 12

The Trust confirms 1.25% is the correct advisory fee using “Daily Gross Assets”. When looking at on a net asset basis, this equates to 1.49%. The incorrect 0.80% advisory fee in the Form N-CEN was the result of a user error by the Trust’s administrator when filling out the initial Form N-CEN template. The template has been updated to correctly state 1.49% on a net asset basis and this will be reflected when the Form N-CEN is refiled. The net annual operating expenses entry of 0.025 was a formatting error by the Trust’s administrator with the amount entered into the system as a decimal instead of a percentage. This will be entered as a percentage going forward, and the correct net annual operating expenses of 2.50% will be reflected when the Form N-CEN is refiled. These items have also been discussed further with the Trust’s administrator.

SEC Comment 13

With respect to Item 8 of NRESF’s Form N-CSR filed on April 10, 2020, we noted that Matthew Goetz has been added as a portfolio manager. Please confirm that NRESF has complied with the requirements of Rule 8b-16(b) under the 1940 Act.

NRESF’s Response to Comment 13

NRESF confirms that it has complied with the requirements of Rule 8b-16(b) with respect to Mr. Goetz. Mr. Goetz became a portfolio manager of NRESF effective April 26, 2018. He has been named as a portfolio manager in each of the NRESF post-effective amendments to the registration statement filed under Rule 486b since that date.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

cc: Lauren Thedford, Esq.